January 27, 2016

Via EDGAR

Sara von Althann

Staff Attorney

Division of Corporation Finance

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Phone:   (202) 551-3207

Re:	Ashford Inc.
Preliminary Proxy Statement on Schedule 14A
Comment Letter Dated December 4, 2015
File No. 001-36400

Dear Ms. von Althann:

Ashford Inc. (the “Company”) received a comment letter from the staff of the U.S. Securities and Exchange Commission (the “SEC”) dated December 4, 2015 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on November 13, 2015.  On behalf of the Company, I respectfully submit the responses below to your comment letter.  To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

Reasons for the Transactions; Recommendation of the Special Committee; Recommendation of the Board of Directors, page 53

1.             We note your disclosure, including in this section and in your risk factors on pages 32 and 36, indicating that you expect the transactions to be accretive to your stockholders. Please revise your disclosure to clarify whether this expectation takes into account the potential Share Issuances discussed in Proposal 2.

Response:

In response to the Staff’s comment, we have revised our disclosure on pages 32, 36 and 55 to reflect that the accretion analysis does include the possible future exchange of the Newco preferred stock into Company common stock.

Proposal 2: The Share Issuances, page 99

2.             We note that in Proposal 2 you are asking stockholders to approve the potential issuance of shares of your common stock. Please revise to include the disclosures required by Item 11 of Schedule 14A, including the estimated maximum number of shares you expect to issue, or tell us why it is not applicable.

Response:

In response to the Staff’s comment, we have revised our disclosure on pages 5, 91 and 99 to reflect an estimated maximum number for the potential Share Issuances.

Information Incorporated by Reference, page 107

3.             We note that on November 16, 2015 you filed a Quarterly Report on Form 10-Q for the period ended September 30, 2015. Please revise your disclosure to incorporate this document.

Response:

In response to the Staff’s comment, we have revised our disclosure to incorporate our Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed on November 16, 2015.  We have also revised Annex A and Annex B to include financial statements through the period ended September 30, 2015.

Ashford Inc. and Subsidiaries Unaudited Pro Forma Financial Statements, page A-1

4.             Please tell us and revise your filing to disclose the terms of the preferred stock, noncontrolling interests in Remington and Class B common stock of Ashford Advisors, Inc. that make these instruments contingently redeemable at the option of the holders. Within your response, provide the authoritative accounting literature management relied upon.

Response:

In response to the Staff’s comment, please see below for the terms of the preferred stock, noncontrolling interests in Remington and Class B common stock of Ashford Advisors, Inc. (“NewCo”) that make these instruments contingently redeemable at the option of the holders and the authoritative accounting literature management relied upon. We will also revise our filing accordingly.

Newco’s Class B non-voting common stock, Remington Limited Partnership Interests and 6.625% non-voting convertible preferred stock are each redeemable for cash based on events that are not solely within the control of Newco.  See sections 4.02-4.03 of the Investor Rights Agreement included below for reference:

“4.02    Call Options.

(a)    Each Covered Investor hereby grants to Newco an option to require such Covered Investor to sell to Newco, and such Covered Investor is obligated to sell to Newco (the “Preferred Call Option”), all or any portion of the Newco Preferred Stock then owned by such Covered Investor on a pro rata basis among all Covered Investors (except that the Preferred Call Option will not be exercised with respect to Newco Preferred Stock with an aggregate purchase price less than $25,000,000). In the event that Newco elects to exercise the Preferred Call Option, then such exercise shall be directed to all Covered Investors then owning Newco Preferred Stock on a pro rata basis. The Preferred Call Option may be exercised by Newco only after the fifth anniversary of the Closing Date; provided, that, in the event Newco exercises the Preferred Call Option, each Covered Investor may, by written notice delivered to Newco not fewer than five Business Days before the scheduled Call Option Closing, exercise their right to convert the Newco Preferred Stock into Newco Nonvoting Common Stock. In the event that Newco exercises the Preferred Call Option, the price to be paid to each Covered Investor per share of Newco Preferred Stock then owned by such Covered Investor will be the Newco Preferred Stock Cash Amount.

4.03    Put Following a Change in Control.

(a)    The Company hereby grants to each Covered Investor an option, exercisable on one occasion, to sell to the Company, and the Company is obligated to purchase from such Covered Investor, all (but not less than all) of the Retained Target Interests, the Newco Common Stock (unless an IPO has occurred) and/or the Newco Preferred Stock, as determined by such Covered Investor, then owned by such Covered Investor (the “Change of Control Put Option”), which right may be waived at the option of any such Covered Investor, any such waiver being irrevocable. The Change of Control Put Option may be exercised by each Covered Investor at any time during the 10 Business Day consecutive period following the consummation of a Change of Control. In the event that a Covered Investor exercises the Change of Control Put Option, the price to be paid by the Company to such exercising Covered Investor for the Retained Target Interests, Newco Common Stock and/or Newco Preferred Stock then owned by such Covered Investor and that are the subject of such exercise will be as follows:

(i)            With respect to the Retained Target Interests then held by each exercising Covered Investor, the price to be paid by the Company to such Covered Investor will be equal to 90% of the Retained Target Interests Purchase Price, payable, at such Covered Investor’s individual election not later than five Business Days before the scheduled Put Option Closing, in any combination of (A) cash, (B) the issuance of a number of shares of Company Common Stock equal to the 90% of the Retained Target Interests Purchase Price payable to such Covered Investor (or relevant portion thereof) divided by the greater of (x) the VWAP of the Company Common Stock on the Business Day immediately preceding the date of the Change of Control or (y) $100, or (C) the issuance of a number of shares of Newco Nonvoting Common Stock equal to 90% of the Retained Target Interests Purchase Price payable to such Covered Investor divided by the greater of (x) the VWAP of the Company Common Stock on the Business Day immediately preceding the date of the Change of Control or (y) $100.

(ii)           With respect to the Newco Common Stock then held by each exercising Covered Investor, the price to be paid by the Company to such Covered Investor will be payable, at such Covered Investor’s individual election not later than five Business Days before the scheduled Put Option Closing, in any combination of (A) cash equal to the number of shares of Newco Common Stock to be acquired by the Company multiplied by the VWAP of the Company Common Stock on the Business Day immediately preceding the occurrence of the Change of Control, or (B) the issuance of a number of shares of Company Common Stock equal to the number of shares of Newco Common Stock to be acquired by the Company.

(iii)          With respect to the Newco Preferred Stock then held by each exercising Covered Investor, the price per share to be paid by the Company to such Covered Investor will be an amount equal to the Newco Preferred Stock Cash Amount, payable, at each such Covered Investor’s Holder’s individual election not later than five Business Days before the scheduled Put Option Closing, in any combination of

(A) cash, (B) a number of shares of Company Common Stock determined by dividing such amount by the Conversion Price, (C) a number of shares of Newco Nonvoting Common Stock determined by dividing such amount by the Conversion Price, or (D) shares of preferred stock of the Company with terms, including par value and unpaid cumulative dividends, that are equivalent in all material respects to the shares of Newco Preferred Stock being exchanged, in substantially the form of the certificate of designations attached as Exhibit A.

(b)    The closing for the purchase and sale pursuant to the Change of Control Put Option will take place at the executive offices of the Company on the date specified in such notice of exercise option (a “Put Option Closing”); provided, that, except as provided in the following proviso, the date of the closing of such purchase and sale will take place no fewer than 30 nor more than 60 days after the date of such notice; provided, further, that in the event an exercising Covered Investor elects to receive cash, the Company may delay such closing date by not more than 120 days. At any Put Option Closing, the exercising Covered Investor will deliver good and marketable title to the Retained Target Interests, the Newco Preferred Stock and/or the Newco Common Stock being purchased and sold, duly endorsed in blank and otherwise in good form for transfer (if applicable), free and clear of any lien, charge, claim, or encumbrance other than this Agreement. In consideration for the same, the Company or its assignee will deliver the consideration set forth in this Section 4.03.”

Accordingly, each instrument is contingently redeemable for cash based upon the occurrence of an event that is not solely within Ashford Inc.’s or any of Ashford Inc.’s subsidiaries’ control. In the event of a change in control, the holders of Newco Class B non-voting common stock, the Retained Target Interest (the 20% limited partnership interest in Remington retained by the Remington Holders, referred to as the “Remington Limited Partnership Interests”) and Newco 6.625% non-voting convertible preferred stock can put all of their interests back to Newco and Newco is obligated to repurchase the interests from the holders. The amount paid for the interests put to Newco are determined based on formulas specified in the Investor Rights Agreement, and the formulas are not market based. The amount due upon exercise of the option can be paid in a number of forms as stated in the following table:

Security Put to Newco and Price Paid	Forms of Payment Which the Investor Putting the Instruments to Newco May Elect
Remington Limited Partnership Interests may be put to Newco for 90% of the Retained Target Interests Purchase Price	Cash Ashford Inc. common stock Newco common stock
Class B non-voting common stock may be put to Newco at the Volume Weighted Average Price of the Ashford Inc. common stock	Cash Ashford Inc. common stock
6.625% non-voting convertible preferred stock may be put to Newco at the greater of the preferred stock Cash Amount or the preferred stock Cash Amount divided by the Conversion Price	Cash Ashford Inc. common stock Newco common stock Ashford Inc. preferred stock

In evaluating the applicable accounting guidance, management noted that Accounting Standards Codification (“ASC”) 480-10-S99-3A states preferred stock that is redeemable upon the occurrence of an event that is not solely within the control of company falls under the guidance of ASC 480-10-S99. The guidance requires public companies to classify these securities as mezzanine equity in the consolidated financial statements. ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.

Further, paragraph 3 of ASC 480-10-S99-3A states that, “although ASR 268 specifically describes and discusses preferred securities, the SEC staff believes that ASR 268 also provides analogous guidance for other redeemable equity instruments including, for example, common stock, derivative instruments, noncontrolling interests, securities held by an employee stock ownership plan, and share-based payment arrangements with employees.” We understand the SEC staff’s views regarding the applicability of ASR 268 in certain situations is described as follows. The ASC Master Glossary defines noncontrolling interest as “The portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. A noncontrolling interest is sometimes called a minority interest.” ASR 268 applies to redeemable noncontrolling interests (provided the redemption feature is not considered a freestanding option within the scope of Subtopic 480-10). Per the ASC glossary a freestanding financial instrument is a financial instrument that meets either of the following conditions; a) it is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or b) it is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

The redemption feature is not considered a freestanding option within the scope of Subtopic 480-10 because the Change of Control Put Option was not entered into separately and apart from any of the entity’s other financial instruments or equity transactions and it is not legally detachable and separately exercisable. As such the guidance in 480-10-S99-3A is applicable to both the Class B Non-voting common stock and the Remington Limited Partnership Interests. As the instruments are redeemable at the option of the holders upon an event that is not solely within the control of Ashford Inc. or any of Ashford Inc.’s subsidiaries, the instruments should be classified as mezzanine equity in the Ashford Inc. consolidated balance sheet.

Given that Newco’s Class B non-voting common stock, Remington Limited Partnership Interests and 6.625% non-voting convertible preferred stock are redeemable for cash based on events that are not solely within the control of Ashford Inc. or any of Ashford Inc.’s subsidiaries, each will be classified as mezzanine equity in the Ashford Inc. consolidated balance sheet.

* * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,

/s/ David Brooks

David Brooks
Chief Operating Officer, General Counsel and Secretary

Enclosures

cc:	Via Email
George Vlahakos
John Clutterbuck
Sunyi Snow
Andrews Kurth LLP